As filed with the Securities and Exchange Commission on February 23, 2001
                                             Securities Act File No. 333-48614
                                     Investment Company Act File No. 811-08217
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                     / /   PRE-EFFECTIVE AMENDMENT NO.
                    /X/   POST-EFFECTIVE AMENDMENT NO. 1
                       (CHECK APPROPRIATE BOX OR BOXES)
                  MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
                                (609) 282-2800
                       (AREA CODE AND TELEPHONE NUMBER)

                               ----------------
                            800 SCUDDERS MILL ROAD
                         PLAINSBORO, NEW JERSEY 08536
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                    NUMBER, STREET, CITY, STATE, ZIP CODE)

                               ----------------
                                TERRY K. GLENN
                  MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.
             800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY 08536
       MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               ----------------
                                  Copies To:

FRANK P. BRUNO, ESQ.                     MICHAEL J. HENNEWINKEL, ESQ.
 BROWN & WOOD LLP                          FUND ASSET MANAGEMENT
ONE WORLD TRADE CENTER                     800 SCUDDERS MILL ROAD

NEW YORK, NY 10048-0557                     PLAINSBORO, NJ 08536













==============================================================================

This amendment consists of the following:

(1)      Facing Sheet of the Registration Statement.
(2)      Part C of the Registration Statement (including signature page).

         The Proxy Statement and Prospectus are incorporated by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-48614) filed on November 13, 2000.

         This amendment is being filed solely to file as Exhibit 1(g) to this Registration Statement on Articles of Amendment relating to a name change and to file as Exhibit No. 12 to this Registration Statement the private letter ruling received from the Internal Revenue Service.

                                    PART C

                               OTHER INFORMATION

Item 15. Indemnification.

         Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Registrant's Amended and Restated Articles of Incorporation, a form of which was previously filed as an exhibit to the Common Stock Registration Statement (defined below); Article VI of the Registrant's By-Laws, which was previously filed as an exhibit to the Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as n exhibit to the Common Stock Registration Statement, provide for indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

         Reference is made to (i) Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, a form of which was filed as an exhibit to the Common Stock Registration Statement, and (ii) Section 7 of the Purchase Agreement relating to the Registrant's AMPS, a form of which was filed as an exhibit to the AMPS Registration Statement (defined below), for provisions relating to the indemnification of the underwriter.

Item 16. Exhibits.

  1(a)    --   Articles of Incorporation of the Registrant, dated December 4,
               1997.(a)
   (b)    --   Articles of Amendment relating to name change.(a)
   (c)    --   Articles of Amendment relating to name change.(b).
   (d)    --   Form of Articles Supplemental creating the Series A AMPS and the
               Series B AMPS.(c)
   (e)    --   Form of Articles Supplementary creating the Series C AMPS, the
               Series D AMPS and the Series E AMPS.(e)
   (f)    --   Articles of Amendment to the Articles Supplementary creating the
               Series A AMPS and the Series B AMPS.(g)
   (g)    --   Articles of Amendment relating to a name change.
  2       --   By-Laws of the Registrant.(a)
  3       --   Not Applicable.
  4       --   Form of Agreement and Plan of Reorganization between the
               Registrant and MuniHoldings California Insured Fund V, Inc.(g)
  5(a)    --   Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant.(d)
   (b)    --   Form of specimen certificate for the Common Stock of the
               Registrant.(a)
   (c)    --   Form of specimen certificate for the AMPS of the Registrant.(c)
  6       --   Form of Investment Advisory Agreement between Registrant and
               Fund Asset Management, L.P.(a)
  7(a)    --   Form of Purchase Agreement for the Common Stock.(a)
   (b)    --   Form of Purchase Agreement for the AMPS.(c)
   (c)    --   Form of Merrill Lynch Standard Dealer Agreement.(a)
  8       --   Not applicable.
  9       --   Custodian Contract between the Registrant and The Bank of
               New York.(a)
 10       --   Not applicable.
 11       --   Opinion of Brown & Wood LLP, counsel for the Registrant.(g)
 12       --   Private Letter Ruling from the Internal Revenue Service.
 13(a)    --   Form of Registrar, Transfer Agency and Service Agreement between the Registrant and The Bank of New York.(a)
   (b)    --   Form of Auction Agent Agreement between the Registrant and The
               Bank of New York (formerly IBJ Whitehall Bank & Trust
               Company).(c)
   (c)    --   Form of Broker-Dealer Agreement.(c)
   (d)    --   Form of Letter of Representations.(c)
 14(a)    --   Consent of Deloitte & Touche LLP, independent auditors for the
               Registrant.(g)
   (b)    --   Consent of Deloitte & Touche LLP, independent auditors for
               MuniHoldings California Insured Fund V, Inc.(g)
 15       --   Not applicable.
 16       --   Power of Attorney.(f)

(a) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Registrant's Common Stock (File No. 333-43147) (the "Common Stock Registration Statement"), filed on December 23, 1997.

(b) Incorporated by reference to Pre-Effective Amendment No. 1 to the Common Stock Registration Statement, filed on January 23, 1998.

(c) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Registrant's Auction Market Preferred Stock (File No. 333-46439) (the "AMPS Registration Statement"), filed on February 17, 1998.

(d)      Reference is made to Article V, Article VI (sections 2, 3, 4,5 and
         6), Article VII, Article VIII, Article X, Article XI, Article XII and
         Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit (a) (1) to the Common Stock Registration Statement, and to Article II, Article III (sections 1, 2, 3, 5 and
         17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit (b) to the Common Stock Registration Statement. Reference is also made to the Forms of Articles Supplementary filed as Exhibit (a) (3) to the AMPS Registration Statement and as Exhibit 1(e) hereto.

(e) Incorporated by reference to Exhibit 1(e) to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-88367) filed on October 4, 1999 (the "1999 N-14").

(f) Included on the signature page of the Registrant's Registration Statement on Form N-14 File No. 333-48614 filed on October 25, 2000 and incorporated herein by reference.

(g) Incorporated by reference to the Registrant's Registration Statement on Form N-14 File No. 333-48614 filed on November 13, 2000 and incorporated herein by reference.

Item 17. Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The Registrant undertakes to file, by post-effective amendment, either a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters within a reasonable time after receipt of such ruling or opinion.

                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 23rd day of February, 2001.

                             MUNIHOLDINGS CALIFORNIA INSURED
                             FUND, INC.
                                       (Registrant)


                             By:     /s/ DONALD C. BURKE
                                -----------------------------------
                                Donald C. Burke, Vice President and Treasurer)

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  Signatures                                    Title                             Date
                  ----------                                    -----                             ----
                TERRY K. GLENN*                   President and Director (Principal
----------------------------------------------           Executive Officer)
               (Terry K. Glenn)

               DONALD C. BURKE*                     Vice President and Treasurer
----------------------------------------------        (Principal Financial and
               (Donald C. Burke)                        Accounting Officer)

              JAMES A. BODURTHA*                              Director
----------------------------------------------
              (James A. Bodurtha)

              HERBERT I. LONDON*                              Director
----------------------------------------------
              (Herbert I. London)

                JOSEPH L. MAY*                                Director
-----------------------------------------------
                (Joseph L. May)

               ANDRE F. PEROLD*                               Director
------------------------------------------------
               (Andre F. Perold)

               ROBERTA C. RAMO*                               Director
------------------------------------------------
               (Roberta C. Ramo)

                ARTHUR ZEIKEL*                                Director
------------------------------------------------
                (Arthur Zeikel)

*By:            /s/ DONALD C. BURKE                                                               February 23, 2001
---------------------------------------------
       (Donald C. Burke, Attorney-in-Fact)


                                 EXHIBIT INDEX

Description
-----------

     1(g)     -   Articles of Amendment relating to a name change.
     12       -   Private Letter Ruling from the Internal Revenue Service.

                                                                  Exhibit 1(g)



                 MUNIHOLDINGS CALIFORNIA INSURED FUND II, INC.

            ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION

         MUNIHOLDINGS CALIFORNIA INSURED FUND II, INC., a Maryland corporation having its principal Maryland office c/o The Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202 (hereinafter, the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland that:

         FIRST:    The charter of the Corporation is hereby amended by deleting
Article I thereof in its entirety and inserting the following in lieu thereof:

                                  ARTICLE I.
                                     NAME

         The name of the corporation is MUNIHOLDINGS CALIFORNIA INSURED FUND, INC. (the "Corporation").

         SECOND:    The foregoing amendment was approved by a majority of the
entire Board of Directors of the Corporation, there being no stock outstanding or subscribed for at the time of the approval.

         THIRD:     The authorized capital stock of the Corporation has not
been increased by these Articles of Amendment.

         FOURTH:    Except as amended hereby, the Corporation's charter shall
remain in full force and effect.

         The Vice President and Treasure acknowledges these Articles of Amendment to be the corporate act of the corporation and states that to the best of his knowledge, information and belief, the matters set forth in these Articles of Amendment with respect to the authorization and approval of the amendment of the Corporation's charter are true in all material respects, and that this statement is made under the penalties for perjury.

         IN WITNESS WHEREOF, MUNIHOLDINGS CALIFORNIA INSURED FUND II, INC. has caused these Articles of Amendment to be signed in its name and on its behalf by its Vice President and Treasurer and attested by its Secretary on this 28th day of April, 2000.

                              MUNIHOLDINGS CALIFORNIA INSURED FUND II, INC.



                                                 /s/ Donald C. Burke
                              -----------------------------------------------
                              Donald C. Burke, Vice President and Treasurer
Attest:



/s/ Alice A. Pellegrino
-----------------------------------------
Alice A. Pellegrino, Secretary

                                                                 Exhibit 12

Internal Revenue Service                          Department of the Treasury

Index Numbers:    368-03.00                       Washington, DC 20224

Donald C. Burke                                   Person to Contact:
Vice President and Treasurer                      Vincent Daly; #50-01698
MuniHoldings California Insured Fund, Inc.        Telephone Number:
800 Scudders Mill Road                            (202) 622-7770
Plainsboro NJ 08536                               Refer Reply To:

                                                  CC: DOM:CORP:2-PLR-118068-00
                                                  Date:

                                                  January 8, 2001









Legend

Acquiring                =        MuniHoldings California Insured Fund, Inc.
                                  EIN: 22-3536488

Target                   =        MuniHoldings California Insured Fund V, Inc.
                                  EIN: 22-3665194

State X                  =        Maryland

a                        =        66
-

Dear Mr. Burke:

         This is in response to your authorized representative's letter dated September 18, 2000, requesting rulings under ss. 368(a)(1)(C) of the Internal Revenue Code (the "Code") with respect to a proposed transaction. Additional information was received in a letter dated November 6, 2000. The material information submitted is summarized below.

         Acquiring is a closed-end non-diversified management investment company organized under the laws of State X and registered under the Investment Company Act of 1940 (the "1940 Act"). Acquiring has elected to be taxed as a regulated investment company ("RIC") under ss.ss. 851-855 of the Code. Acquiring currently has outstanding voting common stock and five series of voting preferred stock.

         Target is also a closed-end non-diversified management investment company organized under the laws of State X and registered under the 1940 Act. Target has elected to be taxed as a RIC under ss.ss. 851-855 of the Code. Target currently has outstanding voting common stock and one series of voting preferred stock.

         For what are represented to be valid business reasons, Acquiring and Target propose the following transaction (the "Transaction"), which to the best of their managements' knowledge and belief, does not qualify as a reorganization under section 368(a)(1)(A) of the Code:

         (1) Pursuant to a plan of reorganization, Target will transfer to Acquiring all of Target's assets and liabilities in exchange for newly issued Acquiring common stock and voting preferred stock.

         (2) Target will distribute all of the Acquiring common and preferred stock received in the exchange to its shareholders. Each holder of Target Fund common stock will be entitled to receive a proportionate number of Acquiring common shares equal to the aggregate net asset value of the common stock owned by such shareholder on the exchange date. Each Target preferred shareholder, likewise, will be entitled to receive a number of Acquiring preferred shares having a liquidation preference and value equal to the liquidation preference and value of the Target shares owned by such shareholder on the exchange date. Target's preferred shares have the same terms as the Acquiring preferred shares to be issued.

         (3)      As soon as practicable after the step described in paragraph
                  (2) above, Target will dissolve in accordance with the laws of State X and will terminate its registration under the Investment Company Act of 1940.

         (4)      Acquiring  may sell up to a% of the assets received from
                                            -
                  Target in the exchange described in paragraph (1) above to unrelated purchasers and will reinvest any proceeds in a manner consistent with Acquiring's investment objectives and policies.

         The following representations have been made in connection with the proposed transaction (hereinafter referred to as the "Transaction"):

                  (a) The fair market value of the Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered in the exchange.

                  (b) There is no plan or intention by Target shareholders who own 5% or more of Target's stock, and to the best of the knowledge of the management of Target, there is no plan or intention on the part of any other shareholders of Target to sell, exchange, or otherwise dispose of a number of shares of Acquiring received in the Transaction that would reduce such Target shareholders' ownership of Acquiring stock to a number of shares having a value, as of the date of the Transaction, of less that 50% of the value of all of the formerly outstanding stock of Target as of the same date. For purposes of this representation, shares of Target stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Acquiring stock will be treated as outstanding stock of Target on the date of the Transaction. Moreover, shares of Target and shares of Acquiring held by Target shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Transaction will be considered in making this representation. Target represents that it is publicly traded, and therefore, may appropriately make the above representation with respect to its 5% shareholders rather than 1% shareholders under Rev. Proc. 86-42, 1986-2 C.B. 722.

                  (c) Acquiring will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Target immediately prior to the Transaction. For purposes of this representation, amounts paid by Target to dissenters, amounts used by Target to pay its reorganization expenses, amounts paid by Target to shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends) made by Target immediately preceding the transfer will be included as assets of Target held immediately prior to the Transaction.

                  (d) Acquiring has no plan or intention to reacquire any of its stock issued in the Transaction.

                  (e) After the Transaction, Acquiring will use the assets
                      acquired from Target in its business, except that a portion of these assets may be sold or otherwise disposed of in the ordinary course of Acquiring's business. Any proceeds will be invested in accordance with Acquiring's investment objectives. Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the Transaction, except for dispositions made in the ordinary course of business.

                  (f) Target will distribute to its shareholders the stock of
                      Acquiring received pursuant to the plan of reorganization.

                  (g) The Acquiring preferred stock to be received by Target preferred shareholders in exchange for their Target preferred stock will be identical to the Target preferred stock exchanged therefor.

                  (h) The liabilities of Target assumed by Acquiring and any liabilities to which the transferred assets of Target are subject were incurred by Target in the ordinary course of its business.

                  (i) Following the Transaction, Acquiring will continue the historic business of Target or use a significant portion of Target's historic business assets in the continuing business.

                  (j) Target, Acquiring, and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the Transaction.

                  (k) There is no intercorporate indebtedness existing between
                      Target and Acquiring that was issued, acquired, or will be settled at a discount.

                  (l) Acquiring and Target each meets the requirements of a
                      RIC as referred to in section 368(a)(2)(F).

                  (m) The fair market value of the assets of Target
                      transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

                  (n) Acquiring does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Target.

                  (o) Cash is being distributed to shareholders of Target in lieu of fractional shares of Acquiring solely to save Acquiring the expense and inconvenience of issuing and transferring fractional shares, and such cash does not represent separately bargained for consideration in the Transaction. The total cash consideration that will be paid to Target shareholders instead of issuing fractional shares of Acquiring stock will not exceed 1% of the total consideration that will be issued to Target shareholders in exchange for their shares of Target stock. The fractional share interests of each Target shareholder will be aggregated, and no Target shareholder will receive cash in an amount equal to or greater than the value of one full share of Acquiring stock.

                  (p) Target is not under the jurisdiction of a court in a
                      Title 11 or similar case within the meaning of section 368(a)(3)(A).

                  (q) Target and Acquiring have elected to be taxed as RICs
                      under section 851, and for all of their taxable periods (including the last short taxable period ending on the date of Transaction for Target), have qualified for the special tax treatment afforded RICs under the Code. After the Transaction, Acquiring intends to continue to so qualify.

                  (r) There is no plan or intention for Acquiring (the issuing corporation as defined in ss. 1.368-1(b)) or any person related (as defined in ss. 1.368-1(e)(3)) to Acquiring, to acquire, during the five-year period beginning on the date of the Transaction, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in Target in the Transaction, either directly or through any transaction, agreement, or arrangement with any other person, except for cash distributed to Target's common shareholders in lieu of fractional shares of Target common stock.

                  (s) During the five-year period ending on the date of the
                      Transaction: (i) neither Acquiring nor any person related (as defined inss. 1.368-1(e)(3)) to Acquiring, will have acquired Target's stock with consideration other that Acquiring stock; (ii) neither Target, nor any person related (as defined inss.1.368-1(e)(3), without regard toss..368-1(e)(3)(i)(A)) to Target will have acquired Target's stock with consideration other than Acquiring stock or Target stock; and (iii) no distributions will have been made with respect to Target's stock (other than ordinary, normal, regular dividend distributions made pursuant to Target's historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for (a) cash paid to dissenters and (b) distributions described in sections 852 and 4982 of the Code, as required for Target's tax treatment as a RIC.

                  (t) The aggregate value of the acquisitions, redemptions,
                      and distributions discussed in paragraphs (r) and (s) above will not exceed 50% of the value (without giving effect to the acquisitions, redemptions, and distributions) of the proprietary interest in Target on the effective date of the proposed transaction.

         Based solely on the information provided and the representations made, we conclude as follows:

        (1) The acquisition by Acquiring of substantially all of the assets of Target, in exchange for voting shares of Acquiring stock and Acquiring's assumption of Target's liabilities, as described above, followed by the distribution by Target to its shareholders of Acquiring shares in complete liquidation as described above, will qualify as a reorganization within the meaning of ss. 368(a)(1)(C), and Acquiring and Target will each be "a party to a reorganization" within the meaning of section 368(b).

        (2) Target will recognize no gain or loss upon the transfer of substantially all of its assets to Acquiring solely in exchange for voting stock of Acquiring and Acquiring's assumption of Target's liabilities (section 361(a) and 357(a)).

        (3) Target will recognize no gain or loss on the distribution of Acquiring stock to its shareholders in pursuance of the plan of reorganization (section 361(c)(1)).

        (4) Acquiring will recognize no gain or loss on the receipt of the assets of Target in exchange for voting shares of Acquiring (section 1032(a)).

        (5) The basis of Target's assets in the hands of Acquiring will be the same as the basis of those assets in the hands of Target immediately prior to the Transaction (section 362(b)).

        (6) Acquiring's holding period for Target assets transferred will include the period during which such assets were held by Target (section 1223(1)).

        (7) The shareholders of common and voting preferred Target stock will not recognize any gain or loss on their respective receipt of shares of common and voting preferred Acquiring stock solely in exchange for their Target shares (except to the extent that Target common shareholders receive cash representing an interest in fractional shares of Acquiring in the Transaction (section 354(a)(1)).

        (8) The basis of Acquiring shares received by Target shareholders will be the same, in the aggregate, as the basis of the Target shares surrendered in exchange therefor (section 358(a)(1)).

        (9) The holding period of the Acquiring shares received by Target shareholders in exchange for their Target shares will include the period during which the exchanged Target shares were held, provided that the Target shares are held as a capital asset in the hands of Target shareholders on the date of the exchange (section 1223(1)).

        (10) The payment of cash to the Target shareholders in lieu of fractional shares of Acquiring will be treated as though the fractional shares were distributed as part of the Transaction and then redeemed by Acquiring. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed underss. 302(a), with the result that such Target shareholders will have short-term or long-term capital gain or loss to the extent that the cash distribution differs from the basis allocable to their fractional shares (Rev. Rul. 66-365, 1966-2 C. B. 116; Rev. Proc. 77-41, 1977-2
               C.B. 574).

        (11) Pursuant toss.ss.381(a) and (b) andss.ss.1.381(a)-1 and 1.381-1(b)(1) of the Income Tax Regulations, the tax year of Target will end on the date of the Reorganization, and Acquiring will succeed to and take into account the items of Target described inss.381(c), subject to the provisions and limitations specified inss.ss.381, 382, 383, and 384 and the regulations thereunder.

         No opinion is expressed as to the tax treatment of the Transaction under other provisions of the Code or regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the Transaction that are not specifically covered by the above ruling. Specifically, no opinion was requested, and none is expressed, as to whether Acquiring or Target qualifies as a RIC that is taxable under Subchapter M,
Part I of the Code.

         This ruling is directed only to the taxpayer that requested it.
Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

         The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.

         A copy of this letter should be attached to the federal income tax returns of the taxpayers involved for the taxable year in which the transaction covered by this ruling letter is consummated.

         In accordance with a power of attorney on file in this office, a copy of this letter is being sent to your authorized representative.

                                            Sincerely yours,

                                            Assistant Chief Counsel (Corporate)



                                            By       /s/ Charles M. Levy
                                              --------------------------------
                                              Charles M. Levy
                                              Reviewer, Branch 2